Exhibit (h)(14)

FEE WAIVER AGREEMENT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

May 13, 2014

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Re:	PIMCO Inflation-Linked Active Exchange-Traded Fund

Dear Sirs:

This will confirm the agreement between the undersigned (the “Trust”), and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1. The Trust is an open-end investment company which may offer separate investment portfolios. This Agreement shall pertain to the PIMCO Inflation-Linked Active Exchange-Traded Fund (the “Fund”), a series of the Trust.

2. Pursuant to an Investment Management Agreement dated April 24, 2009 (“Investment Management Agreement”), as supplemented from time to time, between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services and to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Investment Management Agreement, the Fund pays to PIMCO a monthly management fee at an annual rate of 0.47% of the average daily net assets attributable to the Fund (“Management Fee”).

3. Pursuant to an Expense Limitation Agreement dated April 24, 2009 (“Expense Limitation Agreement”), as supplemented from time to time, between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Management Fee of the Fund or reimburse the Fund if the payment or accrual of organizational expenses attributable to the Fund or payment of the Fund’s pro rata share of the Trust’s Trustees’ fees exceeds 0.49 basis points.

4. PIMCO agrees that it shall waive the Fund’s Management Fee by 0.08% of the average daily net assets attributable to the Fund.

5. If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

6. In any month in which the Investment Management Agreement is in effect, PIMCO shall be entitled to reimbursement by the Fund of any portion of the Management Fees waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata trustee fees pursuant to the Expense Limitation Agreement, exceed 0.49 basis points; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

7. This Agreement shall become effective on February 24, 2014, shall have an initial term through October 31, 2016, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least thirty days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

8. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

9. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund.

12. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO ETF Trust
By:

Name:	Henrik Larsen
Title:	Vice President

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:
Name: Peter Strelow
Title: Managing Director

3